SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G/A	Estimated average burden hours per response. . 11

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Casella Waste Systems, Inc.

(Name of Issuer)

Class A Common Stock, par value $.01 per share

(Title of Class of Securities)

147448104

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 147448104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Douglas R. Casella

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
Inapplicable

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,414,700

	6.	Shared Voting Power 6,550

	7.	Sole Dispositive Power 1,414,700

	8.	Shared Dispositive Power 6,550

9.

Aggregate Amount Beneficially Owned by Each Reporting Person
1,421,250 shares (Consists of the following: (a) 572,100 shares of Class A Common Stock; (b) 494,100 shares of Class A Common Stock which Mr. Casella has the right to acquire within 60 days of December 31, 2002 upon the conversion of Class B Common Stock; (c) 335,000 shares of Class A Common Stock which Mr. Casella has the right to acquire within 60 days of December 31, 2002 upon the exercise of options; (d) 13,500 shares of Class A Common Stock which Mr. Casella has the right to acquire within 60 days of December 31, 2002 upon the exercise of warrants; and (e) 6,550 shares of Class A Common Stock held in irrevocable trusts for the benefit of Mr. Casella’s children).

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 6.0%

12.	Type of Reporting Person (See Instructions) IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

Item 1.
	(a)	Name of Issuer Casella Waste Systems, Inc.
	(b)	Address of Issuer's Principal Executive Offices 25 Greens Hill Lane, Rutland, Vermont 05701

Item 2.
	(a)	Name of Person Filing Douglas R. Casella
	(b)	Address of Principal Business Office or, if none, Residence Douglas R. Casella c/o Casella Waste Systems, Inc. 25 Greens Hill Lane Rutland, Vermont 05701
	(c)	Citizenship United States of America
	(d)	Title of Class of Securities Class A Common Stock, par value $.01 per share
	(e)	CUSIP Number 147448104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Inapplicable

Item 4.	Ownership*
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 1,421,250

Consists of the following: (a) 572,100 shares of Class A Common Stock; (b) 494,100 shares of Class A Common Stock which Mr. Casella has the right to acquire within 60 days of December 31, 2002 upon the conversion of Class B Common Stock; (c) 335,000 shares of Class A Common Stock which Mr. Casella has the right to acquire within 60 days of December 31, 2002 upon the exercise of options; (d) 13,500 shares of Class A Common Stock which Mr. Casella has the right to acquire within 60 days of December 31, 2002 upon the exercise of warrants; and (e) 6,550 shares of Class A Common Stock held in irrevocable trusts for the benefit of Mr. Casella’s children.  Mr. Casella does not have voting or investment power of such trust shares and disclaims beneficial ownership thereto.

(b) Percent of class: 6.0%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 1,414,700
(ii) Shared power to vote or to direct the vote 6,550
(iii) Sole power to dispose or to direct the disposition of 1,414,700
(iv) Shared power to dispose or to direct the disposition of 6,550

Item 5.	Ownership of Five Percent or Less of a Class
Inapplicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

The trustee of the irrevocable trusts referred to in Item 4(a) above has the power to direct the receipt of dividends from, or the proceeds from the sale of, the 6,550 shares of Class A Common Stock subject to such trusts.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Inapplicable

Item 8.	Identification and Classification of Members of the Group
Inapplicable

Item 9.	Notice of Dissolution of Group
Inapplicable

Item 10.	Certification
Inapplicable

*              As of December 31, 2002

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2003
Date
/s/ Douglas R. Casella
Signature
Douglas R. Casella
Name/Title